[CRAVATH, SWAINE & MOORE LLP LETTERHEAD]

October 23, 2007

OSG America L.P.
Registration Statement on Form S-1
Filed August 10, 2007
File No. 333-145341

Dear Ms. McManus:

        We refer to the letter of October 10, 2007 (the "October 10 Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") to OSG America L.P. (the "Partnership") setting forth the comments of the staff of the SEC (the "Staff") on the Partnership's Registration Statement on Form S-1 File No. 333-145341, as filed with the SEC on August 10, 2007 and amended by Amendment No. 1 filed with the SEC on September 25, 2007 (the "Registration Statement").

        Concurrently with this letter, the Partnership is electronically transmitting Amendment No. 2 to the Registration Statement for filing under the Securities Act of 1933 (the "Securities Act"). This Amendment No. 2 to the Registration Statement includes revisions made in response to the comments of the Staff in the October 10 Comment Letter. The amendment has been marked to show changes made to Amendment No. 1 to the Registration Statement as filed with the SEC on September 25, 2007.

        The numbered paragraphs and headings below correspond to the headings set forth in the October 10 Comment Letter. Each of the Staff's comments are set forth in bold, followed by the Partnership's response to each comment. The page numbers in the bold captions refer to pages in Amendment No. 1 to the Registration Statement as filed with the SEC on September 25, 2007. The page numbers in the Partnership's responses refer to pages in Amendment No. 2 to the Registration Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

        The Partnership is sending you hard copies of Amendment No. 2 to the Registration Statement (clean and marked) by messenger.

The Transactions, page 7

3.
We note your response to our prior comment number 5. Please expand your discussion further to specifically identify the types of preformation capital expenditures that were paid with the proceeds of the $50.0 million of non-interest bearing advances.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 7 of the Registration Statement.

Use of Proceeds, page 47

14.
We note your response to our prior comment number 18. Please expand your disclosure further to identify, to the extent material, each specific type of capital expenditure incurred in relation to the assets you are acquiring for which you are paying the approximately $136.5 million to OSG.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 48 of the Registration Statement.

        In addition, we note that the following exhibits are being electronically filed with Amendment No. 2 to the Registration Statement:

  •
  Exhibit 3.4—Form of Amended and Restated Limited Liability Company Agreement of OSG America LLC;

  •
  Exhibit 5.1—Opinion of Cravath Swaine & Moore LLP as to the legality of the securities being offered;

  •
  Exhibit 8.1—Opinion of Cravath Swaine & Moore LLP relating to tax matters;

  •
  Exhibit 10.3—Form of Omnibus Agreement;

  •
  Exhibit 10.5—Form of Administrative Services Agreement;

  •
  Exhibit 10.6—Form of Indemnification Agreement;

  •
  Exhibit 10.7—Form of Long-Term Incentive Plan;

  •
  Exhibit 21.1—List of Subsidiaries of OSG America L.P.;

  •
  Exhibit 23.1—Consent of Ernst & Young LLP (New York, New York);

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  Exhibit 23.2—Consent of Ernst & Young LLP (Tampa, Florida);

  •
  Exhibit 23.3—Consent of KPMG LLP;

  •
  Exhibit 23.4—Consent of Cravath Swaine & Moore LLP (contained in Exhibit 5.1);

  •
  Exhibit 23.5—Consent of Cravath Swaine & Moore LLP (contained in Exhibit 8.1);

  •
  Exhibit 23.6—Consent of Wilson Gillette & Co.;

  •
  Exhibit 99.1—Consent of Director Nominee Kathleen C. Hains;

  •
  Exhibit 99.2—Consent of Director Nominee James A. Dolphin; and

  •
  Exhibit 99.3—Consent of Director Nominee Steven T. Benz

        Please contact the undersigned at (212) 474-1122, or, in my absence, Andrew McIlroy at (212) 474-1306, with any questions you may have regarding the Registration Statement.

Sincerely,

/s/ JOHN T. GAFFNEY John T. Gaffney

Ms. Amanda McManus
        Branch Chief
                United States Securities and Exchange Commission
                        Division of Corporation Finance
                                100 F Street, N.E.
                                        Washington, D.C. 20549-7010

Copy to:

Ms. Lauren Nguyen
        United States Securities and Exchange Commission

Mr. Myles R. Itkin
        OSG America L.P.

FEDERAL EXPRESS